Exhibit 1

For the forward-looking non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis, as the effect of adjusting items and rates of exchange, which could be significant, may be highly variable and cannot be estimated with reasonable certainty. As such, no reconciliations for this forward-looking non-GAAP information are available and we are unable to: present revenue before presenting revenue on a constant currency basis; present revenue before presenting New Category revenue on a constant currency basis; present operating margin before presenting adjusted operating margin; present earnings per share before presenting adjusted diluted earnings per share on a constant currency basis; or present headline effective tax rate before presenting underlying tax rate.

9th December 2020
BRITISH AMERICAN TOBACCO p.l.c.
2020 Second Half Pre-Close Trading Update

TRANSFORMING, INVESTING AND GROWING

Trading update - ahead of closed period commencing 1st January 2021.

Jack Bowles, Chief Executive:
“We are transforming our business in order to build A Better Tomorrow. Reducing the health impact of our business through providing a range of enjoyable and less risky products is the greatest contribution we can make to society. We continue to be clear that combustible cigarettes pose serious health risks, and the only way to avoid these risks is not to start or to quit. BAT encourages those who would otherwise continue to smoke to switch completely to scientifically substantiated reduced risk alternatives. We are growing our New Category business as fast as possible and we are proud to now have around 13 million non-combustible product consumers. We are continuing to increase investment in our three New Categories of potentially reduced risk cigarette alternatives, capitalising on our momentum, while continuing to deliver on our financial commitments.

Throughout 2020, our priority has been the health and wellbeing of our employees. COVID-19 has made this a difficult year for everyone, and I am proud of the continued commitment and dedication of our people around the world. It is their hard work that has ensured we are on track to deliver a strong set of results in 2020, given this backdrop.

We are confident about the future for BAT and are committed to our 2025 New Category revenue ambition of £5bn.

While the environment remains uncertain, due to the continuing challenges of COVID-19, the business is performing strongly.”

We are delivering on our three strategic priorities. We are growing share1 in the New Categories, with further increasing investment in H2, fuelled by continued strong value growth in combustibles and the benefits of becoming a faster, simpler, more agile business through Project Quantum. As a result, we are maintaining 2020 guidance, while providing the following detail:

●	Constant currency adjusted revenue growth now expected to be at the high end of the 1-3% range. This incorporates:
o	Expected revenue headwind from COVID-19 reduced to c.-2.5% (previously c.-3%)
o	Improved FY 2020 global industry cigarette and THP volume decline expected of c.-5% (previously c.-7%); US industry expected to be broadly flat (previously c.-2.5%)
o	Absorption of a one-off impact to New Category revenue of £50m, following our decision to withdraw glo Sens from Japan
o	The impact of a strong H2 2019 comparator
●	Mid-Single Figure constant currency adjusted diluted EPS growth, reflecting:
o	Further spend on New Categories, expected to increase by c.£200m in H2, capitalising on investment opportunities and good momentum in the business
o	The significant negative impact of COVID-19 on associate income
●	Continued deleveraging of the balance sheet to around 3x Adjusted Net Debt** to Adjusted EBITDA*** by the end of 2021
●	A dividend pay-out ratio of 65% of adjusted diluted EPS and growth in sterling terms, supported by a strong liquidity position

1 Volume share in THP, Modern Oral and value share in Vapour

Performance highlights are expected to include:
●	Continued strong New Category share growth[2]
●	Increasing New Category revenue growth in H2, despite a strong prior period comparator
●	Corporate value and volume share, currently up 20bps and 30bps YTD, respectively
●	Strong cigarette price mix at a group level, driven by a continued good performance in our developed market businesses and despite lapping a strong prior year comparator
●	A strong performance in our US business, with continued cigarette value share growth, up 40bps YTD
●
FY 2020 global industry cigarette and THP volume expected to moderate to c.-5%, reflecting the earlier than anticipated lifting of the sales ban in South Africa, continued resilience in developed market volume and improvement in emerging market volume

●	US cigarette industry volume expected to be broadly flat, following continued volume resilience in the market, down around -0.4% YTD Oct on a sales-to-retail (STR) basis
●	Growth in adjusted operating margin, while continuing to increase investment in New Categories, fuelled in part by accelerated savings from Project Quantum
●	Significant negative impact on associate income from COVID-19, with the inclusion of results from ITC three months in arrears
●	Continued expectations for an underlying tax rate slightly lower than 25.5%
●	Strong FY operating cash flow conversion in excess of 90% of adjusted profit from operations

Applying current foreign exchange spot rates*, we expect a translation headwind of -3.3% on FY 2020 adjusted diluted EPS growth, with the impact being -2 to -3% for FY 2021.

Trading update detail:

Continued strong New Category share2 growth and leadership in device sales with Vuse in the Top 53 vapour markets

●	Vuse is the fastest growing international vapour brand growing 7 ppts v FY 19 to 26% value share YTD Sept in the Top 5[3] vapour markets
o	Vuse/Vype No.1 in device sales in all Top 5 markets with a device share in excess of 50% across the Top 5 markets
o
Vuse Alto value share in the US is up nearly 11 ppts v FY 19 to 19.2% YTD, with total Vuse family value share at 24.1% YTD, continuing to close the gap on the market leader, and achieving value share leadership in 7 US states

o	Vuse has achieved market leadership in Canada with a value share of 64% in Oct, reflecting a very successful brand migration from Vype

●	Glo has reached a 5.9% volume share of total nicotine in Japan and continues to grow share in ENA, with our category volume share in the Top 8[4] THP markets now around 15%
o	In Japan, glo grew +90bps v Dec 19 to a record volume share of 5.9% in Oct, driven by a strong performance from glo Hyper which reached 2.3% volume share
o	Withdrawal of glo Sens in Japan leading to a one-off revenue impact of £50m in 2020
o	THP volume growth expectation of close to 20%, with revenue expected to decrease, mainly due to the year on year impact of the withdrawal of Sens and excise harmonisation in Japan
o	In Moscow, glo reached a total nicotine volume share of 3.3% in October and a category volume share of 18%, driven by Hyper
o	glo Hyper is now launched in 17 markets with further expansion planned in 2021

2 Volume share in THP, Modern Oral and value share in Vapour
3 Top 5 vapour markets by revenue: US, Canada, UK, France, Germany
4 Top 8 THP markets by revenue: Japan, South Korea, Russia, Italy, Germany, Romania, Ukraine, Poland

●	Velo/Lyft in Modern Oral consolidates leadership outside the US and strengthens its position in the US with an expanded portfolio
o
Consolidating Modern Oral category leadership in Scandinavia with a volume share of 61.5% and 67.0% in Sweden and Norway, and respective volume share of the total oral market of 4.5% and 14.8%, up 200bps and 360bps YTD v FY 19

o	Velo in the US strengthened with the acquisition of Dryft, expanding the product range from 4 SKUs to 28, with representation in the above 6mg segment and additional flavours
o	Velo branded Dryft products already launched in Circle K stores in the US, starting to increase distribution from Dryft’s current limited availability in c.20,000 outlets
o	US production capacity build underway, with unconstrained capacity expected to be reached around mid-2021

Excellent performance in combustibles, with strong price mix and value and volume share gains
●	Corporate value share up 20bps YTD, with volume share up over 30bps YTD
●	Group FY cigarette volume expected to be ahead of the industry
●	Strategic Brands (now 67% of Group volume) up 30bps YTD in volume share and up 40bps YTD in value share

US performing strongly, with accelerating value share gains from Vuse and an excellent combustible performance benefiting from robust volume and good pricing driving continued value share growth
●	Expected strong constant currency revenue growth, supported by both our non-combustible and combustible businesses and strong price mix, with no acceleration in downtrading
●	Continued strong value share performance, with corporate value share up 40bps YTD, and premium share up 50bps YTD, driven by Natural American Spirit and Newport.
●	Strategic Brands volume share up 20bps YTD; corporate volume share up 10bps YTD to 35%

Expected de-leveraging to around 3x adjusted net debt** to adjusted EBITDA*** by end 2021
●	Expected continued strong operating cashflow conversion in excess of our target of 90% of adjusted profit from operations for FY20
●	Expected interest cover in excess of 7x for FY20 and, following recent successful debt issuances, average debt maturity above 10 years, with maximum future annual debt maturities no higher than £4bn.
●	Medium-term rating target remains BBB+/Baa1, with a current rating of BBB+/Baa2****

Further strong external recognition of our ESG strategy building on our BBB MSCI rating, and the recent improvement of our Sustainalytics score from 28.2 to 27.8 including;
●	BAT was again named in the Dow Jones Sustainability Indices (DJSI) for the 19th consecutive year and was the only tobacco company to be included in the DJSI World Index in November
●	BAT was included in the Financial Times Diversity Leaders list for a second consecutive year, with our score increasing from 7.08 to 7.23 in November
●	We were included in the ‘A List’ by the Carbon Disclosure Project (CDP) for climate change action for the second year in a row in November
●	We are launching a sustainability focus report on Human Rights, tomorrow, December 10th, which will be the first by any company in the tobacco industry

For further information, please contact:

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours) | @BATPress

British American Tobacco Investor Relations
Mike Nightingale / Victoria Buxton / William Houston / John Harney
+44 (0) 20 7845 1180 / 2012 / 1138 / 1263

Webcast and Conference call - The conference call will begin at 9.00am (BST).

You can access the audio webcast via our website. You can also listen via conference call by dialling the numbers below, using the password: BAT Pre-Closing Update
United Kingdom Toll-Free: 0808 109 0700
United Kingdom Toll: +44 (0) 20 3003 2666
United States Toll-Free: 1 866 966 5335
South Africa Toll-Free: 0 800 980 512

A playback facility for the conference call will be available online via www.bat.com.

* Current exchange rates of USD/GBP 1.283 as at 7th December 2020
** Adjusted Net Debt is not a measure defined by IFRS. Adjusted Net Debt is total borrowings, including related derivatives, less cash and cash equivalents and current investments held at fair value, excluding the impact of the revaluation of Reynolds American Inc. acquired debt arising as part of the purchase price allocation process.
*** Adjusted EBITDA is not a measure defined by IFRS. Adjusted EBITDA is profit for the year before net finance costs/income, taxation on ordinary activities, depreciation, amortisation, impairment costs, the Group’s share of post-tax results of associates and joint ventures, and other adjusting items.
****A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

Market share data (unless otherwise stated) is at October 2020 and volume data is based on YTD October.

As used herein, volume share refers to the retail sales volume of the product sold as a proportion of total retail sales volume in that category and value share refers to the retail sales value of the product sold as a proportion of total retail sales value in that category. Please refer to the 2019 Annual Report on Form 20‐F for a full description of these measures, together with a description of other Key Performance Indicators (KPIs), on page 257.

New Categories comprises Tobacco Heating Products (THP), Vapour and Modern Oral.

Note on Non-GAAP Measures

This announcement contains several non-GAAP measures used by management to monitor the Group’s performance. For the non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis, as the effect of adjusting items and rates of exchange, which could be significant, may be highly variable and cannot be estimated with reasonable certainty.

The Group’s Management Board regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments, and believes that these measures provide additional useful information to investors. Certain of our measures are presented based on an adjusted basis and on a constant currency basis. Please refer to the 2019 Annual Report on Form 20‐F for a full description of each measure alongside non-financial KPIs, pages 257 to 268.

The principal non-GAAP measures which the Group uses and that are contained in this announcement are adjusted revenue and adjusted diluted earnings per share which are before the impact of adjusting items and are derived from revenue, and diluted earnings per share, respectively. This announcement also contains adjusted operating margin, a non-GAAP measure defined as adjusted profit from operations as a percentage of adjusted revenue and underlying tax rate, a non-GAAP measure defined as the tax rate incurred before the impact of adjusting items and to adjust for the inclusion of the Group’s share of post-tax results of associates and joint ventures within the Group’s pre-tax results.

This announcement also contains adjusted net debt and adjusted EBITDA. The Group uses adjusted net debt and adjusted EBITDA to assess its financial capacity. The Management Board believes that these additional measures, which are used internally, are useful to the users of the financial statements in helping them to see how business financing has changed over the year.

Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post‐tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

Adjusting items in respect of adjusted revenue refers to the excise on bought-in goods in 2019 and earlier periods that the Group acquired and sold, for a limited period and were recorded in accordance with IFRS as a cost of sale and within revenue, with a dilutive effect on operating margin. Once the short-term arrangements cease, the goods will be manufactured by the Group, and the excise, in accordance with Group policy, will not be included in cost of sales or revenue – leading to a reduction in revenue and improvement in operating margin that does not represent the underlying performance of the Group. As short-term contract manufacturing agreements in ENA, to which such adjustments relate, have either ended in 2019 or will be immaterial in 2020, 2019 is the last year where the Group adjusted for the excise on bought-in goods.

The Group’s management reviews a number of our IFRS and non‐GAAP measures for the Group and its geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year‐on‐year provide additional useful information to investors regarding the operating performance on a local currency basis.

Forward looking statements

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any British American Tobacco p.l.c. (“BAT”) shares or other securities. This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934, regarding our intentions, beliefs or current expectations concerning amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates, including the projected future financial and operating impacts of the COVID-19 pandemic.

These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook,” “target” and similar expressions.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; changes in domestic or international tax laws and rates and the impact of an unfavourable ruling by a tax authority in a disputed area; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; changes or differences in domestic or international economic or political conditions (including as a result of COVID-19); adverse decisions by domestic or international regulatory bodies; the impact of market size reduction and consumer down-trading; translational and transactional foreign exchange rate exposure; the impact of serious injury, illness or death in the workplace; the ability to maintain credit ratings and to fund the business under the current capital structure; the inability to develop, commercialise and deliver the New Categories strategy; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.

Additional information concerning these and other factors can be found in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F filed on 26 March 2020 and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the British American Tobacco website http://www.bat.com.